FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1 Name and address of Company

Avricore Health Inc.

810-789 West Pender Street

Vancouver BC V6C 1H2

Item 2 Date of Material Change

August 14, 2019

Item 3 Press Release

News Release, dated August 14, 2019, disseminated via GlobeNewswire.

Item 4 Summary of Material Change

Avricore Health Inc. ("Avricore Health" or the "Company") has closed the first tranche of its previously announced non-brokered private placement by issuing 6,852,400 units (the "Units") at a price of $0.05 per Unit for gross proceeds of $342,620. Each Unit consists of one common share (a "Common Share") and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one additional Common Share at $0.15 per share for 24 months following closing.

Item 5 Full Description of Material Change

Avricore Health has closed the first tranche of its previously announced non-brokered private placement by issuing 6,852,400 Units at a price of $0.05 per Unit for gross proceeds of $342,620. Each Unit consists of one Common Share and one Warrant. Each Warrant entitles the holder to acquire one additional Common Share at $0.15 per share for 24 months following closing.

The Company intends to use the proceeds from the offering for working capital and marketing costs, including expanding the network of its HealthTabTM operating blood-chemistry analyzers located in community pharmacies in the Greater Toronto Area known as the Rapid Access, Safety Reporting System (RASTR). HealthTabTM is a point-of-care test offered to consumers on a commercially available blood-analyzer that looks at areas ranging from blood sugar, liver, kidney to metabolic functions with the purpose of supplying the consumer with valuable data on their health, while RASTR provides de-individualized data to life-science companies seeking real-world evaluations of treated populations.

A total of up to 30,000,000 Units have been reserved for issuance pursuant to the placement. All securities issued under the placement are subject to a hold period of four months and one day from issuance in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

The placement constitutes a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101"), as insiders of Avricore Health subscribed for an aggregate of 2,040,000 Units for gross proceeds of $102,000. The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in Sections 5.5(b) and 5.7(1)(b) of MI 61-101, respectively, as the Company is not listed on specified markets and the fair market value of the participation in the offering by insiders did not exceed $2,500,000, as determined in accordance with MI 61-101. Avricore Health did not file a material change report in respect of the related party transaction at least 21 days before the closing of the first tranche of the placement as the details of the participation by related parties of the Company were not settled until shortly prior to the closing of the first tranche.

The facts supporting reliance on the exemption from minority shareholder approval contained in Section 5.7(1)(b) of MI 61-101 are as follows: (i) the Company's securities are listed solely on the TSX Venture Exchange; (ii) insofar as the placement involves interested parties (as defined in MI 61-101), the fair market value of the Common Shares issued and consideration received is less than the $2,500,000 limit permitted under the exemption; (iii) the Company has one or more independent directors in respect of the placement who are not employees of the issuer; and (iv) the placement was unanimously approved by the Company's board of directors.

The following table (and note thereto) sets out the name and position(s) of each "related party" (as defined in MI 61-101) of the Company who subscribed for Units in the first tranche of the placement, and the number and percentage of outstanding Common Shares beneficially owned or controlled, directly or indirectly, by each such related party on an undiluted basis immediately prior to, and immediately following, closing of the first tranche:

Name of Related Party and Position(s)	No. and % of Outstanding Common Shares[1] Prior to First Tranche	No. and % of Outstanding Common Shares[1] Following First Tranche
David M. Hall Chairman and Director	547,618 1.20%	747,618 1.42%
Robert D. Sindelar Director	Nil N/A	280,000 0.53%
David Farnfield Director	Nil N/A	500,000 0.95%
Bob Sukhwinder Rai Director and Chief Executive Officer	961,333 2.11%	1,461,333 2.78%
Kiki Smith Chief Financial Officer and Corporate Secretary	Nil N/A	560,000 1.07%

Note:

(1)Each Common Share provides the holder with the right to one vote per Common Share.

Neither the Company, nor to the knowledge of the Company after reasonable inquiry, any of the foregoing related parties has knowledge of any material information concerning the Company or its securities that has not been generally disclosed.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

Bob Sukhwinder Rai, CEO of the Issuer, is knowledgeable about the material change and this report. His business telephone number is 604-247-2639.

Item 9 Date of Report

August 14, 2019

“Bob Sukhwinder Rai”
CEO